MJ Hybrid Solutions

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking	0.00
Cash	0.00
SDCCU Checking	-778.26
SDCCU Savings	1.31
Total Bank Accounts	**$ -776.95**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	-0.01
Undeposited Funds	0.00
Total Other Current Assets	**$ -0.01**
Total Current Assets	**$ -776.96**
Other Assets	
N/R - Melissa Stapley	127,105.90
Total Other Assets	**$127,105.90**
TOTAL ASSETS	**$126,328.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Capital One Spark Business	5,753.59

MJ Hybrid Solutions

Balance Sheet

As of December 31, 2021

	TOTAL
Total Credit Cards	**$5,753.59**
Other Current Liabilities	
Kabbage Line of Credit	0.00
N/P - PPP SBA Loan	0.00
N/P - PPP SBA Loan 2	12,500.00
N/P - PPP SBA Loan MJ	8,332.00
Payroll Liabilities	
AZ Income Tax	0.00
AZ Unemployment Tax	0.00
CA PIT / SDI	46.32
CA SUI / ETT	63.00
Federal Taxes (941/944)	1,606.50
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**1,757.82**
Total Other Current Liabilities	**$22,589.82**
Total Current Liabilities	**$28,343.41**
Long-Term Liabilities	
Convertible Notes Payable	158,100.00
Total Long-Term Liabilities	**$158,100.00**
Total Liabilities	**$186,443.41**
Equity	
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-69,118.85
Net Income	-10,995.62
Total Equity	**$ -60,114.47**
TOTAL LIABILITIES AND EQUITY	**$126,328.94**